

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2021

David Chen
President
808 Renewable Energy Corporation
850 Tidewater Shores Loop, Suite 402
Bradenton, Florida 34208

> **Re: 808 Renewable Energy Corporation**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed December 3, 2021**
> **File No. 000-56313**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment 1 to Form 10 Filed December 3, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

1. We note that your disclosures of interim and annual cash flow details in the summary tabulation on page 17, and in the narratives on pages 18 and 19, are not consistent with the corresponding amounts reported in your Statements of Cash Flows on page F-5. Please revise as necessary to resolve the discrepancies.

Financial Statements
Note 4 - Significant Acquisition, page F-10

2. We note that you had included stand-alone financial statements of 808 Renewable Energy Corporation, covering the 2019 and 2020 fiscal years, and the subsequent interim period through March 31, 2021, in the Form 10 that you filed on July 20, 2021. However, when

refiling your Form 10 on October 14, 2021, these were replaced with one set of financial statements, which you indicated included the activity of both 808 Renewable Energy Corporation and SilverLight Aviation LLC, covering the 2019 and 2020 fiscal years, and the subsequent interim period through June 30, 2021, although without providing an explanation in your October 19, 2021 response to comment 14.

We note that you updated and revised these financial statements in your recent amendment although again without addressing our concerns in your December 3, 2021 response to comment 8. It remains unclear why you are presenting activity of both entities on a combined basis prior to your acquisition, or whether you will need to provide separate financial statements for each entity.

We have additional comments in this letter that pertain to your financial statement presentation and are requesting additional information that will be necessary to evaluate and understand how your approach may or may not conform with GAAP and the applicable form requirements. Please advise us of any difficulty that you have in obtaining and providing the requested information.

3. We note that the Membership Interest Purchase Agreement filed as Exhibit 10.3 to your registration statement specifies how the $1 million purchase consideration would be utilized, i.e. designating $570,000 to expand operations, $300,000 to buy back a 35% Membership Interest, and $130,000 to satisfy "all outstanding liabilities" and to buy back a 10% Membership Interest.

   Please expand your disclosure to clarify the extent to which the expenditures referenced above were made concurrently with your acquisition, or are reflected in your financial statements covering periods subsequent to the acquisition, or represent unrecognized commitments not yet fulfilled. For example, it should be clear why the purchase price allocation includes liabilities of $229,506, given the language referenced from your agreement indicating that all liabilities would have been settled, and why reporting on page F-5 indicates the transaction was completed for $322,623, given the $1 million cash consideration mentioned in your disclosure.

   Please also revise to identify the amounts ascribed to major classes of assets and liabilities within the current assets and liabilities recognized in your purchase price allocation to comply with FASB ASC 805-20-50-1(c), and provide the information necessary to understand how the amount ascribed to non-controlling interests was determined, considering the objective set forth in FASB ASC 805-20-30-1, and the valuation of your 55% interest, to comply with FASB ASC 805-20-50-1(e)(2).

4. We note your disclosure on page one indicating that on May 3, 2021 you acquired molds, jigs, a prototype body and frame, and a demo model, all pertaining to reverse trikes, from Atelier de Motelage RB, Inc. in exchange for $195,000. If you have completed this transaction, provide corresponding disclosure in the notes to your financial statements and explain why the expenditure does not appear in your Statement of Cash Flows on page F-

5. If you have not completed the transaction, disclose the status of the arrangement and describe any contingencies and the timeframe.

5. Tell us the extent of the direct and indirect interests held by Mr. David Chen, Mr. Peter Yaugh Chen, and American Software Capital Inc., in SilverLight Aviation, LLC, both prior to and subsequent to your March 15, 2021 acquisition of the 55% interest, and explain how such interests have been considered in accounting for the acquisition. Please identify the members/owners and management of SilverLight Aviation, LLC during the periods covered by the financial statements and describe all of the changes that have occurred during these periods.

Note 6 - Stockholders' Equity, page F-12

6. We note your disclosures indicating that on February 11, 2021 you (i) reacquired 96,500,005 shares of common stock from the former majority shareholder and officer/director in exchange for $73,814 and (ii) issued 1,295,000,000 shares of common stock to American Software Capital, Inc., a company controlled by your CEO, in exchange for $80,000.

    Please expand your disclosures to address the apparent valuation disparity between these two transactions, having occurred on the same date, and explain to us how you have evaluated the prospect of accounting for the difference, and the reasons that neither the acquisition nor the issuance appear in your Statement of Stockholders' Equity on page F-4, or the Statements of Cash Flows on page F-5.

7. Please reconcile disclosures on pages 21, 28, and F-2, indicating there were 1,395,221,422 common shares outstanding as of September 30, 2021, and your disclosure on page F-2 indicating there were 196,721,427 common shares outstanding as of December 31, 2020, with your reporting on page F-4, showing 139,522,142 shares as of the end of the most recently completed interim period, and zero outstanding shares as of the end of your most recently completed fiscal year.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Lily Dang, Staff Accountant, at 202-551-3867 or Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-5551-3642 with any other questions.

                                                                Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jeffrey M. Stein, Esq.